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___________________________________
                                       :
         IN THE MATTER OF              :
                                       :
        AYP CAPITAL, INC.              :
                                       :    CERTIFICATE
         File No. 70-8973              :    PURSUANT TO RULE 24
                                       :    FOR THE QUARTER ENDED
     (Public Utility Holding           :    MARCH 31, 1998
      Company Act of 1935)             :
___________________________________    :




          During the first quarter of 1998, AYP Capital, Inc. no longer performed any activities in connection with the sale and marketing of appliance repair warranties and power quality devices.

          Because AYP Capital has ceased performing activities in connection with this file, this will be its final Rule 24
Certificate until such time as it again performs activities.

          Attached are consolidated financial statements for the quarter ended March 31, 1998.


                                   AYP CAPITAL, INC.



                                   By /s/ Thomas K. Henderson
                                          Thomas K. Henderson
                                           Vice President
                                          AYP Capital, Inc.

Dated: May 28, 1998